SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           TeleWest Communications plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Ordinary Shares of 10p each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                        *
                      ------------------------------------
                                 (CUSIP Number)

                                 Wayne A. Wirtz
                             SBC Communications Inc.
                                175 East Houston
                            San Antonio, Texas 78205
                                 (210) 351-3736
                ------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 8, 1998
                      ------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


-------------------
* CUSIP number for the American Depository Shares, each representing ten Ordinary Shares of 10p each is 879956P 10 5.

--------------------
CUSIP NO. - None*
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     SBC Communications Inc.; I.R.S. Identification No. 43-1301883
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     207,392,584**
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               207,392,584**

--------
* The CUSIP Numbers for the American Depositary Shares Representing the Ordinary Shares is 87956P 10 5.

** On September 10, 1998 SBUK-1 (as defined herein) entered into the Letter Agreement (as defined herein) pursuant to which SBUK-1 agreed to sell up to 180,000,000 Ordinary Shares (as defined herein) to MediaOne Holdings (as defined herein).

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         207,392,584**
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                                        [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.7%***
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------

--------

*** On September 15, 1998, the closing of the General Cable Transaction is expected to occur. Following such event, the percentage set forth on line 13 will be 9.7%.

--------------------
CUSIP NO. - None*
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Southwestern Bell International Holdings (UK-1) Corporation; I.R.S. Identification No. 51-0362082
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     207,392,584**
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               207,392,584**

--------

* The CUSIP Numbers for the American Depositary Shares representing the Ordinary Shares is 87956P 10 5.

** On September 10, 1998 SBUK-1 entered into the Letter Agreement pursuant to which SBUK-1 agreed to sell up to 180,000,000 Ordinary Shares to MediaOne Holdings.

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         207,392,584**
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                                        [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.7%***
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO

--------

*** On September 15, 1998, the closing of the General Cable Transaction is expected to occur. Following such event, the percentage set forth on line 13 will be 9.7%.

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                       RELATING TO THE ORDINARY SHARES OF
                           TELEWEST COMMUNICATIONS PLC

         This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D is being filed by SBC Communications Inc., a Delaware corporation ("SBC") and Southwestern Bell International Holdings (UK-1) ("SBUK-1"), a Delaware corporation and a wholly-owned subsidiary of SBC International, Inc., a Delaware corporation and a wholly-owned subsidiary of SBC ("SBCI") to amend and restate in its entirety the Statement on Schedule 13D (the "13D") filed with the Securities and Exchange Commission on October 13, 1995 by SBC, SBUK-1 and Southwestern Bell International Holdings (UK-2), formerly a Delaware corporation and formerly a wholly-owned subsidiary of SBCI ("SBUK-2").

Item 1.  Security and Issuer.

         This statement relates to the Ordinary Shares, of 10p each ("Ordinary Shares"), of TeleWest Communications plc ("TeleWest"), a company organized and existing under the laws of England and Wales.

         The address of the principal executive office of TeleWest is: TeleWest Communications plc, Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW, United Kingdom.

Item 2.  Identity and Background.

         The principal business address of SBC is 175 East Houston, San Antonio, Texas 78205. SBC is a communications holding company whose subsidiaries are engaged principally in communications.

         SBUK-1's principal business address is #2 Read's Way, Corporate Commons, Suite 117, New Castle, Delaware 19720. SBUK-1 is a wholly-owned subsidiary of SBCI.

         SBC and SBUK-1 are sometimes together referred to herein as the "Reporting Persons".

         On October 10, 1996, SBUK-1 merged with SBUK-2, with SBUK-1 being the corporation surviving such merger (the "SBUK Merger").

         (a)-(c);(f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory director and executive officers, as applicable, of SBC and SBUK-1 is set forth in Exhibit

A hereto. Except as otherwise indicated in Exhibit A, each person listed in Exhibit A hereto is a citizen of the United States.

         (d)-(e) During the last five years, none of SBC or SBUK-1 or, to the knowledge of SBC or SBUK-1, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Except as provided in the SBCC Share Exchange Agreement (as defined herein), no separate consideration was paid by the Reporting Persons in connection with the acquisition of beneficial ownership of Ordinary Shares or Preference Shares (as defined herein).

         No consideration was paid by the Reporting Persons in connection with the acquisition of beneficial ownership of Ordinary Shares as a result of the conversion of the Preference Shares referred to in Item 5 below.

Item 4.  Purpose of the Transaction.

         (a)-(j) On September 6, 1995, the shareholders of TeleWest Communications plc (the predecessor company to TeleWest, "TeleWest Predecessor") approved a merger (the "Merger") with SBC CableComms (UK) ("SBCC"), whereby the shareholders of TeleWest Predecessor and of SBCC would transfer all of their shares in those companies to TeleWest in exchange for the Ordinary Shares, and, in certain cases, Convertible Preference Shares, par value 10p each (the "Preference Shares"), of TeleWest. Pursuant to the Merger and under a share exchange agreement among TeleWest Predecessor, TeleWest, SBCC, SBCI, SBUK-1, SBUK-2, Cox Communications, Inc. ("Cox"), and the Cox Affiliate (as defined below), dated as of August 11, 1995 (the "SBCC Share Exchange Agreement"), the outstanding ordinary shares of SBCC were exchanged for 183,994,960 Ordinary Shares and 230,790,208 Preference Shares. SBUK-1 and SBUK-2 together received a total of 91,997,480 Ordinary Shares and 115,395,104 Preference Shares.

         The foregoing description of the SBCC Share Exchange Agreement is qualified in its entirety by reference to the SBCC Share Exchange Agreement, a copy of which was previously filed as Exhibit B to the 13D and is specifically incorporated herein by reference.

         Immediately prior to the Merger, the outstanding ordinary shares of SBCC were owned as follows:

                  25% each by SBUK-1 and SBUK-2, for a total of 50%, and 50% by Cox U.K. Communications, L.P. (the "Cox Affiliate").

         Upon the consummation of the SBUK Merger, SBUK became the beneficial owner of all of the 91,997,490 Ordinary Shares and 115,395,104 Preference Shares formerly held by SBUK-1 and SBUK-2.

         On September 8, 1998, SBUK-1 converted all 115,395,104 of its Preference Shares into Ordinary Shares and became the holder of a total of 207,392,584 Ordinary Shares. On September 10, 1998, SBUK-1 entered into the Letter Agreement (as defined herein) providing for the sale of up to 180,000,000 Ordinary Shares to MediaOne Holdings (as defined herein). Pursuant to the terms of the New Articles (as defined herein), upon consummation of the transactions contemplated by the Letter Agreement, SBUK-1 will no longer have the right to appoint a director to the Board.

         The Reporting Persons, on behalf of the above mentioned entities, subject to the provisions contained in the agreements summarized herein, reserve the right to purchase additional Ordinary Shares or to dispose of the Ordinary Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to the Ordinary Shares it deems to be in the best interests of the Reporting Persons.

         Except as set forth in this Amendment, the Registration Rights Agreement (as defined herein), the Amended Relationship Agreement (as defined herein), the New Articles or the Letter Agreement, none of SBC, SBUK-1 or, to the best of SBC's or SBUK-1's knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) SBC and SBUK-1 currently beneficially own 207,392,584 Ordinary Shares representing, based on information provided to SBC by TeleWest, approximately 14.7% of TeleWest's outstanding Ordinary Shares. The Reporting Persons have shared voting and disposition power over all of the Ordinary Shares that they beneficially own. Upon the issuance of Ordinary Shares in connection with the General Cable Transaction (as defined herein), SBUK-1 expects, based on information provided to it by TeleWest, that it will beneficially own approximately 9.7% of the Ordinary Shares. It has been announced that the closing of the General Cable Transaction will occur on September 15, 1998 and that the Ordinary Shares to be issued pursuant thereto will be issued on such date. Until September 8, 1998, SBC beneficially owned 91,997,480 Ordinary Shares, which represented approximately 10% of the then outstanding Ordinary Shares and 115,395,104 Preference Shares which represented approximately 23.3% of the then outstanding Preference Shares. Each Preference Share was convertible into one Ordinary Share. On September 8, 1998, SBUK-1 converted all of the Preference Shares it beneficially owned into Ordinary Shares at a rate of one for one, thereby acquiring an additional 115,395,104 Ordinary Shares. Neither SBC nor SBUK-1 holds any Preference Shares.

         Prior to the SBUK Merger, the Ordinary Shares and Preference Shares which were beneficially owned by SBC were held by SBUK-1 and SBUK-2, each holding 50% of those Ordinary Shares and 50% of those Preference Shares. Following the SBUK Merger, all Ordinary Shares and Preference Shares were held by SBUK-1. All 207,392,584 Ordinary Shares beneficially owned by SBC are held by SBUK-1.

         SBC believes that, notwithstanding the terms of the Letter Agreement, because of the conditions precedent to the consummation of the sale contemplated thereby SBC and SBUK-1 continue to beneficially own 207,392,584 Ordinary Shares.

         Except as set forth in this Item 5, none of SBC, SBUK-1 or, to the best of SBC's and SBUK-1's knowledge, any of the individuals named in Exhibit A hereto owns any Ordinary Shares.

         (c) Except with respect to the transactions contemplated by the Letter Agreement described in Response to Item 6 below, none of SBC, SBUK-1 or, to the best of SBC's and SBUK-1's knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in Ordinary Shares during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares beneficially owned by SBC.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In addition to the SBCC Share Exchange Agreement described in Item 4, the following agreements have been entered into by the Reporting Persons:

REGISTRATION RIGHTS AGREEMENT

         Pursuant to a Registration Rights Agreement among TeleWest, the Cox Affiliate, SBUK-1, SBUK-2, United Artists Programming--Europe, Inc., U S West UK Cable, Inc. and U S WEST Cable Partnership Holdings, Inc., dated October 3, 1995 (the "Registration Rights Agreement"), TeleWest agreed that SBUK-1 and the Cox Affiliate would have the right, subject to certain limited exceptions, to require TeleWest to include all or any portion of their Ordinary Shares in any sale to the public by TeleWest or a shareholder of TeleWest in the United States pursuant to a registration statement filed by TeleWest under the Securities Act of 1933 (other than a registration on Form S-4 or S-8) or in any public offering under the laws of the United Kingdom. In addition, SBUK-1 and the Cox Affiliate have the right to cause TeleWest on up to four separate occasions (two each) to offer all or any part of their Ordinary Shares for sale in such an offering. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was previously filed as Exhibit C to the 13D and is specifically incorporated herein by reference.

AMENDED AND RESTATED RELATIONSHIP AGREEMENT/NEW ARTICLES

         The Amended and Restated Relationship Agreement (the "Amended Relationship Agreement") made as of April 15, 1998, between MediaOne International Holdings, Inc., a Delaware corporation ("MediaOne Holdings"), MediaOne UK Cable, Inc. and MediaOne Cable Partnership Holdings, Inc., Tele-Communications International, Inc. ("TINTA"), United Artists Programming-Europe, Inc., Cox Communications, Inc., the Cox Affiliate, SBCI, SBUK-1 and TeleWest was entered into in connection with the merger of TeleWest and General Cable plc, a company organized under the laws of England and Wales (the "General Cable Transaction") and became effective on September 1, 1998. Also in connection with the General Cable Transaction, TeleWest amended its Articles of Association (the "New Articles"). The Amended Relationship Agreement supercedes the Co-Operation Agreement and the Share Dealing Agreement (each as defined in the 13D). The following summary sets forth certain provisions of the Amended Relationship Agreement and the New Articles relevant to SBC.

Appointment of Directors

         Pursuant to the Amended Relationship Agreement and the New Articles, each of the Cox, SBC and Vivendi Groups (each as defined in the Amended Relationship Agreement) has the right to appoint one Director to the Board of Directors of TeleWest (the "Board") for so long as members of such group hold a Lesser Qualifying Interest (as defined in the Amended Relationship Agreement).

         Each committee of the Board must include at least one Director designated by TINTA (as defined in the Amended Relationship Agreement) and one Director designated by MediaOne (as defined in the Amended Relationship Agreement), and a majority of the members of each such committee shall be independent of TINTA and MediaOne. The chairman of any committee shall also be independent of TINTA and MediaOne. In addition, for so long as it holds a Lesser Qualifying Interest, each of Cox, SBC and Vivendi (each as defined in the Relationship Agreement) has the right to appoint a non-voting observer to any committee.

Transfer Restrictions on SBC and Cox

         All transfers by SBC or Cox are subject to rights of first offer in favor of TINTA and MediaOne other than in respect of:

         (a) Public Transfers (as defined in the Amended Relationship
Agreement);

         (b) transfers where the shares remain controlled by SBC or Cox;

         (c) transfers to members of the same group or from SBC to Cox or vice versa, provided the transferee agrees to be bound by the Amended Relationship Agreement; or

         (d) transfers following a general takeover offer for TeleWest (whether by a third party or by SBC or Cox).

Non-compete Undertakings/Scope of Business Restrictions

         The Amended Relationship Agreement provides that TeleWest and the shareholder groups will accept a number of restrictions on their ability to extend the scope of their business.

         For the purpose of these restrictions, the following definitions set forth in the Amended Relationship Agreement apply:

         "Cable Telephony"  any voice or data telecommunications
                            service which operates in whole or in part by cable links to subscribers' premises, is interconnected at some point to a public switching network and is intended to serve customers in the UK.

         "Cable Television" any service provided to customers on a
                            subscription or pay-per-view basis which sends sounds or visual images or both by means of cable, radio or microwave transmission systems for television reception at two or more locations, whether sent for simultaneous reception or at different times in response to subscribers' requests, including, without limitation, video-on-demand services and other interactive services and other entertainment, telecommunications and information services.

         Pursuant to the Amended Relationship Agreement, each of TINTA and MediaOne has accepted certain non-compete obligations for so long as the TINTA Group or the MediaOne Group (as appropriate) has a Qualifying Interest (as defined in the Amended Relationship Agreement) and for one year thereafter. Equivalent restrictions apply to SBC and Cox for so long as they have a Lesser Qualifying Interest and for one year thereafter. The provisions restrict direct ownership of UK Cable Television and Cable Telephony assets and the acquisition of equity interests in companies with such assets subject to certain de minimis and other exceptions, and allow TINTA, MediaOne, SBC or Cox (as appropriate) to take up an opportunity in Cable Television or Cable

Telephony in the United Kingdom provided that they first offer the opportunity to TeleWest.

Tax Based Restrictions

         Affiliates of TINTA, MediaOne (as defined in the Amended Relationship Agreement), SBC and Cox have entered into "gain recognition agreements" (the "GRAs") with the Internal Revenue Service in connection with the transfer of stock to TeleWest. GRAs provide that for a specified number of years (generally, 10 years) a US person who transfers stock to a foreign corporation will be required to recognize gain, for US tax purposes, attributable to the transferred stock in the event the transferee foreign corporation disposes of the transferred stock (or all or a substantial portion of the assets of the corporation whose stock was transferred). To ensure that gain will not be triggered under the GRAs, TeleWest has made certain covenants under the Amended Relationship Agreement, restricting its ability to dispose of its assets, in favor of the TINTA Group, the MediaOne Group, the SBC Group and the Cox Group to the extent any group individually holds, or MediaOne and TINTA or SBC and Cox collectively hold, 7.5% or more of the TeleWest shares.

         The foregoing descriptions of the Amended Relationship Agreement and the New Articles are summaries and do not purport to be complete and are qualified in their entirety to the full text of the Amended Relationship Agreement and the form of the New Articles, copies of which have been attached hereto as Exhibits G and H, respectively, and are incorporated by reference herein.

LETTER AGREEMENT

         On September 10, 1998, SBUK-1 and MediaOne Holdings entered into an agreement (the "Letter Agreement") pursuant to which within five business days from satisfaction of the conditions set forth in the Letter Agreement, MediaOne Holdings will purchase from SBUK-1 up to 180,000,000 Ordinary Shares, subject to a minimum number (the "Minimum Share Number") equal to the lesser of (a) 170,000,000 and (b) the number of Ordinary Shares as shall be available for SBUK-1 to sell following any exercise by TINTA of its right of first offer, contained in the Amended Relationship Agreement, at a price of $2.25 per Ordinary Share. The Letter Agreement further provides that the number of Ordinary Shares that SBUK-1 will sell to MediaOne Holdings shall be equal to the lesser of (a) such number of Ordinary Shares as when aggregated with those held by MediaOne Holdings would represent 29.9% of the voting rights of TeleWest (but in no event less than the Minimum Share Number) or (b) all of the 180,000,000 Ordinary Shares beneficially owned by SBUK-1 which are proposed to be sold by SBUK-1 to MediaOne Holdings or any lesser number of Ordinary Shares owned by SBUK-1 proposed to be sold by SBUK-1 to MediaOne Holdings as shall be available for SBUK-1 to sell following any exercise by TINTA of its right of first offer referred to above. MediaOne Holdings has indicated that, subject to confirmation following the consummation of the General Cable Transaction, it believes it will be entitled to acquire 178,077,333 Ordinary Shares from SBUK-1.

         The purchase of Ordinary Shares by MediaOne Holdings from SBUK-1 is conditioned upon, among other things, (A) the London Takeovers and Mergers Panel confirming by September 25, 1998, (i) that should MediaOne Holdings not acquire all of SBUK-1's shareholding in TeleWest, it will not treat SBUK-1 as acting in concert with MediaOne Holdings, and (ii) that MediaOne Holdings will not be entitled or obliged to acquire any shares of capital stock of TeleWest the acquisition of which would trigger a mandatory offer requirement under Rule 9 of the London City Code on Takeovers and Mergers and (B) either SBUK-1 providing a waiver from TINTA in respect of Ordinary Shares regarding TINTA's rights of first offer or SBUK-1 providing written notice to commence the procedures prescribed by clause 9.1 of the Amended Relationship Agreement in respect of Ordinary Shares.

         The foregoing description of the Letter Agreement is a summary of the Letter Agreement and does not purport to be complete, it is qualified in its entirety to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit F and is incorporated by reference herein.

         Except as provided in the Letter Agreement, the Registration Rights Agreement, the Amended Relationship Agreement, the New Articles or as set forth in this Amendment, none of SBC, SBUK-1 or, to the best of SBC's and SBUK-1's knowledge, any of the individuals named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of TeleWest, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.*

         Exhibit (A) --  Directors and Executive Officers of SBC
                         Communications Inc. and Southwestern Bell International Holdings (UK-1) Corporation.

         Exhibit (F) --  Letter Agreement dated September 10, 1998 between
                         Southwestern Bell International Holdings (UK-1) Corporation and MediaOne International Holdings, Inc.

         Exhibit (G) --  Amended and Restated Relationship Agreement made as of April 15, 1998, between MediaOne International Holdings, Inc., MediaOne UK Cable, Inc. and MediaOne Cable Partnership Holdings, Inc., Tele - Communications International, Inc., United Artists Programming-Europe, Inc., Cox Communications, Inc., Cox U.K. Communications, LP, SBC International, Inc.,


--------
*    Exhibits B, C, D and E have been previously filed.

                         Southwestern Bell International Holdings (UK-1) Corporation, and TeleWest Communications plc.

         Exhibit (H) --  Form of Articles of Association of TeleWest
                         Communications plc.


         Exhibit(I) --   Filing Agreement between SBC Communications Inc.,
                         and Southwestern Bell International Holdings
                         (UK-1) Corporation dated September 14, 1998.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  September 14, 1998
                                          SBC COMMUNICATIONS INC.



                                          By:      /s/ Donald E. Kiernan
                                                   ----------------------------
                                          Name:    Donald E. Kiernan
                                          Title:   Senior Vice President and
                                                   Chief Financial Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  September 14, 1998
                                          SOUTHWESTERN BELL
                                          INTERNATIONAL HOLDINGS (UK-1)
                                          CORPORATION



                                          By:      /s/ Roger W. Wohlert
                                                   ----------------------------
                                          Name:    Roger W. Wohlert
                                          Title:   Treasurer